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                              March 24, 2023

       Emilio Ca  avate
       Chief Financial Officer
       Turbo Energy, S.A.
       Plaza de Am  rica
       Number 2, 4B
       Val  ncia, Spain 46004

                                                        Re: Turbo Energy, S.A.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
28, 2023
                                                            CIK No. 0001963439

       Dear Emilio Ca  avate:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted February 28, 2023

       Cover Page

   1. We note your disclosure on page 95 that you are registering the Representative's Warrant and the ADSs issuable
upon exercise of such warrant. Please revise to prominently
                                                        disclose the warrant
and underlying shares on the cover page. In addition, you refer to both the
representative's "warrants" and "warrant" in various places throughout the prospectus. Please
revise to clearly state whether you are offering one warrant or multiple warrants and please
state the appropriate conversion terms.
 Emilio Ca  avate
FirstName  LastNameEmilio Ca  avate
Turbo Energy,  S.A.
Comapany
March      NameTurbo Energy, S.A.
       24, 2023
March2 24, 2023 Page 2
Page
FirstName LastName
2. We note that you expect to be a "controlled company" under the rules of the Nasdaq Stock
         Market. Please revise to identify the controlling shareholder and its ownership percentage.
         In addition, please revise the cross reference to specifically refer to the relevant risk factor on page 26. Please revise the discussion in risk factors to address the potential risks associated with being a controlled company under Nasdaq rules. Prospectus Summary
The Company, page 6

3. Please revise your summary to include a specific, clear overview of your current operations, product markets, and distribution methods, with a fuller description appearing in your business section. Refer to Item 101(h)(4) of Regulation S-K. Distinguish clearly your aspirations from your accomplishments.
4. We note that you offer a "Turbo Energy App" to provide services related to the solar energy products. Please expand your disclosure to describe the company's role in the development and association with this application.
5. Please provide further disclosure with regard to the names of your principal suppliers, including the primary battery supplier located in China and primary SunBox supplier in
         Spain. See Item 101(h)(4)(v) of Regulation S-K.
Summary Consolidated Financial Information, page 14

6. It appears that you intend to present dollar equivalent or convenience translations as of and for each of the years ended December 31, 2022 and 2021 here and in MD&A.
         Please be advised convenience translations may only be presented for the most recent fiscal year and any subsequent interim period using the exchange rate as of the most recent balance sheet date included in the filing or, the most recent date practicable, if materially different. Please ensure your presentation complies with Rule 3-20(b)(1) of
         Regulation S-X.
Risk Factors
Economic conditions may adversely affect consumer spending and the overall general health of our retail customers..., page 19

7. We note your risk factor disclosure indicating that inflation could affect consumer purchases of discretionary items. We also note your disclosure on page 42 that you do not expect inflation to have a material impact on the company. Since you have included in your disclosure that Spanish inflation has increased 6.0% since 2020, please revise to discuss if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please include a similar discussion in Management's Discussion and
         Analysis if applicable.
 Emilio Ca  avate
FirstName  LastNameEmilio Ca  avate
Turbo Energy,  S.A.
Comapany
March      NameTurbo Energy, S.A.
       24, 2023
March3 24, 2023 Page 3
Page
FirstName LastName
We are dependent on a limited number of suppliers for our batteries..., page 19

8. We note that you rely on suppliers solely located in China. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
Any compromise of the cybersecurity of our platform..., page 23

9. We note your risk factor regarding cybersecurity risks in connection with the Turbo
         Energy App. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the
company   s supply
         chain/suppliers/service providers.
Customers, page 55

10. We note that Sonepar Iberica Spain accounts for more than 10% of total revenue. Please provide the approximate percentage of total revenue provided by this customer.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Seasonality, page 55

11. Your disclosure that your business is not generally affected by seasonal fluctuation appears to be inconsistent with the disclosure on page 22 where you state that your revenue, cash flow, and results of operations may fluctuate due to the seasonal nature of weather and events. Please revise your disclosure to correct this discrepancy.
Manufacturing and Supply, page 55

12. We note disclosure on page 55 that you use manufacturers for your inverters, batteries and photovoltaic modules. Please expand your disclosure to describe the material terms of your manufacturing arrangements with respect to all your products, including SunBox and battery products. File material manufacturing agreements as exhibits to your registration statement. Clarify the location(s) where your products are produced, and describe how you ensure quality control.
Principal Shareholders, page 64

13. We note that you refer to your CEO as Enrique Selva in some places and Enrique Selva
         Bellvis in others. Please revise to be consistent. In addition, please revise the disclosure in footnote 4 to clarify, if true, that Crocodile Investment S.L.U. and Enrique Selva Bellvis own the majority of the shares of Umbrella Solar Investment. Please quantify their percentages of ownership and explain how you determined that Mr. Bellvis does not have beneficial ownership of the shares held by Umbrella Solar Investment. Emilio Ca avate
FirstName  LastNameEmilio Ca  avate
Turbo Energy,  S.A.
Comapany
March      NameTurbo Energy, S.A.
       24, 2023
March4 24, 2023 Page 4
Page
FirstName LastName
Financial Statements
Note 5 - Inventories, page F-15

14. We note the disclosure that the Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third parties and that inventories are not covered by the Company insurance policy. Please more fully explain the terms of the outsource agreement and the reason why inventories are not covered by the Company insurance policy. Please specifically address how the Company determined it has ownership of the inventory.
Note 10 - Related Party Transactions, page F-16

15. We note that during the year ended December 31, 2021, the Company made advances to
         related parties of    3,840,594 and received repayments from related
parties of
            3,980,572. Please disclose and discuss the reasons for and nature of the related party advances.
16. We note that the Company is part of the Umbrella Solar Investment Group, whose main shareholder is Crocodile Investment. We also note that services received from the majority shareholder during the year ended December 31, 2021 include supporting services from the parent company provided centrally for the entire group whose costs were distributed based on objective and market criteria and that the Company incurred
         management fees of    226,222. Please more fully address the
following:
             Clarify and disclose the specific objective and market criteria on which parent company expenses were distributed;
             Clarify and explain the disclosure that no compensation has been paid to the executives under Crocodile Investment SLU. In the event the historical financial
             statements do not reflect all of the Company   s costs of doing
business, explain how
             you determined such additional costs are not required to be reflected in the historical financial financial statements; and
             Explain how you considered the pro forma financial requirements of Rule 11-01(a)(7)
             of Regulation S-X.
Note 15 - Financial Instruments and Risk Management
Interest risk, page F-21

17. Your disclosure states that the Company is exposed to interest rate risk on its convertible debentures; however, we note no disclosures that indicate the Company has
         convertible debentures. Please clarify or revise this inconsistency.
18. Please revise your disclosures here, and under Interest Rate Risk on page 42, to include a discussion of the potential interest rate risks associated with the lines of credit that bear interest at variable rates.
 Emilio Ca  avate
FirstName  LastNameEmilio Ca  avate
Turbo Energy,  S.A.
Comapany
March      NameTurbo Energy, S.A.
       24, 2023
March5 24, 2023 Page 5
Page
FirstName LastName
General

19. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing